FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 16, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on March 16, 2021

CELLCOM ISRAEL ANNOUNCES MOC APPROVAL FOR
TRANFER OF MEANS OF CONTROLL

Netanya, Israel – March 16, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's announcement dated November 22, 2020, regarding the court's approval of the transaction for the sale of approximately 82% of the share capital of Discount Investment Corporation Ltd., or DIC, the indirect controlling shareholder of the Company, to a group of investors led by Mega Or Holdings Ltd., or Mega Or, subject to the approvals required by law, the Company hereby announces that on March 15, 2021, the MOC approved the transfer of the Company's means of control as aforesaid. As per the approval, upon completion of such transfer, Mega Or shall hold up to 29.9% of DIC's share capital and it shall be considered a "founding shareholder" alongside Koor industries Ltd. (a wholly owned subsidiary of DIC) and as an "Israeli shareholder", as such terms are defined in the Company's cellular license.

For additional details regarding the Company's cellular license, see the Company's 2019 annual report, dated March 23, 2020, under, Item 3. Risk Factors - There are certain restrictions in our licenses relating to the ownership of our shares." and Item 4. Information on the Company – B. Business Overview – Cellular Segment – Our Cellular license".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For March 16, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary